Stevens & Lee
Lawyers & Consultants

111 North 6th Street
P.O. Box 679
Reading, PA 19603-0679
(610) 478-2000  Fax (610) 376-5610
www.stevenslee.com
Direct Dial:	(610) 478-2048
Email:	jha@stevenslee.com
Direct Fax:	(610) 371-7960
March 31, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Shiner International, Inc.
Registration Statement on Form S-1
Filed February 25, 2011
File No. 333-172455

Dear Ladies and Gentlemen:

On behalf of Shiner International, Inc. (the “Company”), we respond as follows to the comment letter dated March 23, 2011 (the “Comment Letter”) of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Registration Statement on Form S-1.  In light of the Company’s filing of an Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”), the Company deemed it appropriate to address the majority of the Staff’s comments in the Form 10-K and incorporate all of the available sections by reference.  Page references in our responses correspond to the present version of the Form S-1 or the Form 10-K, as appropriate.  A copy of the present version of the Form S-1 has been marked to note the changes from the filing made on February 25, 2011 (however, the page references to the section headings taken from the Staff’s Comment Letter refer to the original pagination).  Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments in italics below and provided the Company’s response to each comment immediately thereafter.

General

1.	Please note that we may have comments on your Form 10-K for the fiscal year end December 31, 2010 after it is filed.

The Company notes the comment of the Staff and advises that it filed the Form 10-K on March 31, 2011.

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Front Cover Page

2.	Please revise to check the box “if any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415.”

The Company has revised the front cover page to check the appropriate box as requested by the Staff.

Summary, page 2

3.	Please disclose the nature of the businesses of each of your subsidiaries as well as when they started operations.

The Company has provided the requested disclosure on the nature of the businesses in the revised language in “Item 1. Business - Overview” on page 2 of the Form 10-K.  Please be advised that the original Form S-1 provided the dates of incorporation of these subsidiaries.  The paragraph reads in full as follows (responsive language in italics):

All of our operations are based in China and each of our subsidiaries was formed under the laws of China. We currently conduct our business through Hainan Shiner Industrial Co., Ltd. (“Shiner Industrial”), which was incorporated on May 21, 2003 and is headquartered in Haikou, Hainan Province, and Zhuhai Huanuo Packaging Material Co., Ltd. (“Zhuhai”), which was incorporated on December 25, 2006 and is headquartered in Zhuhai, Guangdong Province.  Shiner Industrial and Zhuhai currently produce all of our flexible packaging material and specialty films.  Our color printing operation is carried out by Shiner Industrial.

4.
Please describe the reverse merger that occurred in July 2003 in more detail.  For instance, disclose the parties, consideration and the nature of Caftan Holdings, Inc.’s business prior to the share exchange.

The Company has provided the requested disclosure in “Item 1. Business - History” on page 11 of the Form 10-K to more fully explain the reverse merger that occurred in July 2007.  A cross-reference to this disclosure has been added to the “Overview” on page 2 of the Form 10-K.  The applicable disclosure reads in full as follows (responsive language in italics):

We were incorporated in Nevada on November 12, 2003 as Cartan Holdings Inc. We were initially formed as an exploration stage company involved in the search for mineral deposits. At that time we owned a 100% undivided right, title and interest in and to the mineral property known as the “Cartan mineral claim.” Our interest in the property consisted of the right to explore for and remove minerals from the property.

On July 23, 2007, we entered into a Share Exchange Agreement and Plan of Reorganization with Sino Palace Holdings Limited., a corporation formed under the laws of the British Virgin Islands (“Sino Palace”). Pursuant to the share exchange agreement, we acquired from Sino Palace all of the issued and outstanding capital stock of each of Shiner Industrial and Shiny-day, Hainan Hi-Tech and Zhuhai in exchange for the issuance of an aggregate of 16,500,000 shares of our common stock to the shareholders of Sino Palace. Shiner Industrial, Shiny-day, Hainan Hi-Tech and Zhuhai are each incorporated in the PRC.  After giving effect to the completion of the reverse acquisition, we directly owned the equity interests in Shiner Industrial, Shiny-day, Hainan Hi-Tech and Zhuhai, and continued conducting our operations through these entities as our operating subsidiaries.  The Cartan mineral claim expired on December 15, 2007.

Securities and Exchange Commission	Page 3
March 31, 2011

5.	Please disclose where your patents are registered.

The Company has provided the requested disclosure in “Item 1. Business - History” on page 12 of the Form 10-K - stating that its patents have been issued by the State Intellectual Property Office of China.

Risk Factors, page 4

6.
Please revise to remove qualifying or limiting statements, such as references to other risks which are currently not known to you or of which you deem immaterial.  Such qualifications and limitations are inappropriate.  Your risk factor disclosure should address all known material risks that you face.

The Company has removed the qualifying or limiting statements in “Item 1A. Risk Factors” on page 14 of the Form 10-K.

Our Success Depends on Our Management Team … page 6

7.
We note disclosure in the third sentence that you do not have any employment agreements with any of your officers and directors.  We also note disclosure of your employment agreements as exhibits 10.4, 10.5, 10.6, 10.7 and 10.8.  Please remove disclosure that you have no employment agreements with your officers and directors.  Additionally, because the risk described is generic and applicable to other companies and industries, revise to describe how this risk factor is currently material to you or remove the risk factor.

The Company has removed this risk factor from its disclosure.

In each of our product lines, we have a large amount of sales concentrated in a small number of customers, page 7

8.	Here and elsewhere in your prospectus, please update sales and other data to most recent practicable date.

In connection with the preparation and filing of the Form 10-K, the Company has updated all data through December 31, 2010, or such recent date as is appropriate.

We are subject to many environmental and safety regulations that may result in unanticipated costs or liabilities, that could reduce our profitability, page 8

9.
In order to make this risk factor more currently material, please disclose the amount of expenditures you have incurred in compliance with environmental and safety laws.  Please do the same in other risk factors where you discuss the costs related to various regulations.  We note the disclosure on the bottom of page 28.

The Company has provided the requested disclosure in “Item 1A. Risk Factors” on page 19 of the Form 10-K to state that with respect to (i) environmental and safety compliance, it incurred expenses of approximately $10,000 and $15,000, respectively, in 2009 and 2010 and (ii) food safety law compliance, it incurred expenses of approximately $20,000 and $30,000, respectively, in 2009 and 2010.

Securities and Exchange Commission	Page 4
March 31, 2011

Risks Related to Conducting Our Business in China, page 10

10.
Please tell us what consideration was given to discussing the various risks related to doing business in China as a foreign registrant.  For instance, we note the regulations relating to acquisitions of PRC companies by foreign entities such as the Provisions for Foreign Investors to Merge with or Acquire Domestic Enterprises, or the M&A Regulations, which became effective in September 2006, the rules related to the ability to conduct foreign-exchange activities in the PRC, the Enterprise Income Tax Law, and regulation of direct investment and loans by offshore holding companies to PRC entities.  This is a non-exclusive list of regulations; therefore, please revise your prospectus as appropriate.

The Company has provided the requested additional disclosure in “Item 1A. Risk Factors” beginning on page 20 of the Form 10-K.

Our directors and senior management own a significant amount of our common stock..., page 14

11.	Please disclose the percentage of your common stock owned by management and directors.

The Company has provided the requested additional disclosure in “Item 1A. Risk Factors” on page 31 of the Form 10-K.  The first sentence of this risk factors reads as follows:

The Chairman of our board of directors owns approximately 41.95% of our outstanding common stock and, together with our other directors and senior management, they own approximately 42.35% of our outstanding common stock.

Forward-Looking Statements, page 18

12.
Please revise this section to eliminate references to the safe harbors set forth in the Private Securities Litigation Reform Act of 1995, as you appear to be an issuer of penny stock and these safe harbor provisions do not apply to statements made by penny stock issuers.

The Company is a Nasdaq listed company and not an issuer of penny stock.  The original Form S-1 contained an old risk factor relating to penny stocks that is no longer applicable to the Company.  Therefore, this risk factor has been deleted.

Customers, page 25

13.
Please file your contracts with Huian Dali Packaging Co., Ltd., Impale Films Pty.  Ltd., Vietnam Tobacco Imports and Exports Co., Hainan Yeshu Group, and Dongguan Lidun Detergent Industrial Co., Ltd as exhibits to this registration statement.

The Company does not currently have any long-term agreements with its customers.  As is customary in the country and industry, the Company enters into arrangements, similar to purchase orders, periodically with its customers.  We do not believe that the content of these documents is material to the disclosure and may disadvantage the Company if the information becomes publicly available to its competitors.  Therefore, we respectfully request that these documents not be filed.

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March 31, 2011

Intellectual Property, page 27

14.
We note that you hold 16 patents on both products and production equipment that have been issued by the State Intellectual Property Office of China.  In order to relate the importance of these patents, please discuss the product areas protected by this intellectual property.

The Company has provided the requested disclosure in tabular format on page 9 of the Form 10-K, setting out the Name of the Patent, Patent No. and Issue Date.  The names of the respective patents are self-explanatory.

Growth Strategy, page 31

15.	In order to convey the materiality of the 2009 asset acquisition from Shiny-day and Hainan Hi-Tech, please disclose the consideration paid and aspect of your business these assets contributed to.

The Company has provided the following disclosure in “Item 1. Business - History” on page 12 of the Form 10-K, clarifying that Shiny-day and Hainan Hi-Tech were not acquired in an asset acquisition in 2009.  Rather the Company consolidated the operations of two of its direct subsidiaries, Shiny-day and Hainan Hi-Tech, into a third subsidiary, Shiner Industrial.

In late 2009, in an effort to improve efficiencies, reduce expenses and take advantage of favorable tax treatment, we consolidated the operations that were previously carried on by three of our subsidiaries – Shiner Industrial, Shiny-day and Hainan Hi-Tech – into Shiner International.  Shiny-day and Hainan Hi-Tech are currently inactive subsidiaries of the Company.

Selling Stockholders, page 33

16.
Please clarify your use of the term “unit” here and in the Recent Sales of Unregistered Securities section of the registration statement.  It appears that you sold in a private placement 2,608,336 shares of common stock and warrants to purchase 521,664 common stock.  However, the disclosure suggests a variable number of shares underlying the warrants.  Please advise.

The Company has amended the disclosure to delete the reference to Units as potentially confusing.  As a result, the first paragraph under the heading “Selling Stockholders” on page 7 reads in full as follows:

Of the 3,130,000 shares of our common stock registered for public resale pursuant to this prospectus and listed under the column “Shares of Common Stock Included in Prospectus” on the table set forth below, 2,608,336 shares were issued and 521,664 are issuable upon exercise of warrants that were issued in connection with our private placement transaction that closed on December 28, 2010.  All of these shares of our common stock are included in this prospectus pursuant to registration rights we granted in the private placement transaction.

Securities and Exchange Commission	Page 6
March 31, 2011

Additionally, the introductory information in “Item 15. Recent Sales of Unregistered Securities” reads as follows:

On December 28, 2010, we sold an aggregate of 2,608,336 shares of our common stock and warrants to purchase up to an additional 521,664 shares for aggregate gross proceeds of approximately $3.13 million to each of the following persons:

17.
Please indicate the nature of any position, office, or other material relationship which each of the selling stockholders has had, if any, within the past three years with the registrant or any of its predecessors or affiliates.

None of the selling stockholders has had any position, office or other material relationship with the Company or any of its predecessors or affiliates within the past three years.  To the extent that First Wilshire Securities Management, Inc. may be deemed a beneficial owner of the shares held by Lake Street Fund, LP, its relationship as a 5% stockholder of the Company is described in the Beneficial Ownership table.

18.	Please disclose whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers.

•	For each selling stockholder that is a broker-dealer, the prospectus should state that the selling stockholder is an underwriter.

•
For each selling stockholder that is an affiliate of a broker-dealer, the prospectus should state that (a) the selling stockholder purchased in the ordinary course of business and (b) at the time of the purchase of the securities to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.  However, if the selling stockholder cannot provide these representations, then the prospectus should state that the selling stockholder is an underwriter.

19.
Please disclose the natural person or persons having sole or shared voting and investment control over the securities held by the entities listed in the table.  For further guidance, please refer to Question 140.02 of the Regulation S-K Compliance & Disclosure Interpretations, which are available on our website.

In response to Comments 18 and 19, the Company has amended the Selling Stockholders table on page 7 and the notes that follow to include the required disclosure.

Item 15.  Recent Sales of Unregistered Securities, page II-1

20.	Please state the facts relied upon to make the exemption from registration available. See Item 701(d) of Regulation S-K.

The Company has amended the language of the first sentence of the second paragraph under “Item 15. Recent Sales of Unregistered Securities” on page II-2 to read in full as follows:

Securities and Exchange Commission	Page 7
March 31, 2011

The shares and warrants were issued to accredited investors in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act and Regulation D and Regulation S promulgated by the SEC thereunder.

Item 16.  Exhibits and Financial Statement Schedules, page II-2

21.
We note that your Amended and Restated Articles of Incorporation are filed as exhibit 3.3 and not as exhibit 3.1 to your Form 8-K filed on July 27, 2007.  Please revise your reference to your Amended and Restated Articles of Incorporation.

The Company has amended the reference to its Amended and Restated Articles of Incorporation as Exhibit 3.3 to the Current Report on Form 8-K, filed on July 27, 2007.

Item 17.  Undertakings, pace 11-4

22.
Please revise to include only those undertakings applicable to your offering as required by Item 512 of Regulation S-K.  For instance, you do not appear to be relying on Rule 430B of the Securities Act of 1933.  Please advise and revise.

The Company has revised “Item 17. Undertakings” beginning on page II-4 as requested by the Staff.

Legal Opinion, Exhibit 5.1

23.
We note counsel’s disclosure in the second paragraph on page 2 that counsel has assumed that the laws of the State of Nevada are identical to the laws of the Commonwealth of Pennsylvania.  Counsel must opine on the legality of the securities under the laws of the state in which the registrant is incorporated, which in this case is Nevada.  Counsel cannot indicate that it is not qualified to opine on Nevada law.  Please have counsel remove the assumption and jurisdictional qualification (that is licensed to practice in Pennsylvania) or provide an opinion from other counsel who can opine on the legality of the securities under the laws of the state of Nevada.

The legal opinion of Stevens & Lee, P.C. has been amended to delete the following language:

We note that we are attorneys licensed to practice law only in specific jurisdictions in the United States, including the Commonwealth of Pennsylvania. For purposes of the opinion set forth herein, we have assumed that the laws of the State of Nevada or other governing laws applicable to the Company are identical to the laws of the Commonwealth of Pennsylvania.

24.
We note counsel’s disclosure in the last paragraph on page 2.  Please have counsel revise its opinion to include consent to the prospectus discussion of such opinion and being named in the registration statement.

The legal opinion of Stevens & Lee, P.C. has been amended to include the following language:

Securities and Exchange Commission	Page 8
March 31, 2011

We consent to the filing of this opinion as an exhibit to the registration statement and to the reference to our firm in the prospectus that is made a part of the registration statement.

Thank you for your attention to this matter.  We look forward to working with the Commission to resolve these comments expeditiously.

Very truly yours,

STEVENS & LEE

/s/ Jacquelyn A. Hart

Jacquelyn A. Hart

cc:	Mr. Qingtao Xing
William W. Uchimoto, Esq.